

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2023

Keith D. Lampi
Chief Executive Officer
Inland Private Capital Alternative Assets Fund, LLC
2901 Butterfield Road
Oak Brook, IL 60523

> **Re: Inland Private Capital Alternative Assets Fund, LLC**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-11**
> **Submitted May 2, 2023**
> **CIK No. 0001959961**

Dear Keith D. Lampi:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A Submitted on May 2, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 132

1. We note your response to prior comment number 4. Please further expand your response to highlight the Company's consideration of its related parties in its analysis subsequent to the initial contribution into the Operating Partnership such that you still are anticipating that the Company would not be considered the primary beneficiary of the Operating Partnership and that it would account for its interest under the equity method of accounting initially. In that regard, please tell us the Company's expected analysis under ASC 810-10-25-44 and its consideration of the different variable interests in its related

party group, given the involvement of various affiliates of the sponsor via the Business Management Agreement and additional agreement between the Operating Partnership and affiliate of the sponsor to manage other properties acquired by the Operating Partnership. Based on that guidance, if two or more related parties hold variable interests in the same VIE and as a group meet the conditions in ASC 810-10-25-38A, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary.

You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Robert H. Bergdolt